SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                              (Amendment No. 9 to)

                                   SCHEDULE TO

                  Tender Offer Statement under Section 14(d)(1)
               or 13(e)(1) of the Securities Exchange Act of 1934

                               Innogy Holdings plc
                       (Name of Subject Company (issuer))

             GBV Funfte Gesellschaft fur Beteiligungsverwaltung mbH
                             RWE Aktiengesellschaft
                      (Names of Filing Persons (offerors))

                           American Depositary Shares
                           Ordinary Shares of 10p each
                         (Title of Class of Securities)

                     45769A103 (American Despositary Shares)
                           G4782H101 (Ordinary Shares)
                      (CUSIP Number of Class of Securities)

                                Dr. Georg Mueller
                             RWE Aktiengesellschaft
                                  Opernplatz 1
                             D-45128 Essen, Germany
                                011 49-201-12-00
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                                 With a copy to:
                              Peter S. Wilson, Esq.
                             Cravath, Swaine & Moore
                                 Worldwide Plaza
                                825 Eighth Avenue
                               New York, NY 10019
                                 (212) 474-1000

                            CALCULATION OF FILING FEE

              ------------------------ --------------------------
              Transaction valuation       Amount of filing fee
              ------------------------ --------------------------
              739,564,155 (1)             $68,040 (1)(2)
              ------------------------ --------------------------

(1) For purposes of calculating the filing fee pursuant to Rule 0-11(d), the transaction value of the Innogy Shares and Innogy ADSs (each Innogy ADS represents 10 Innogy Shares) to be received by the Purchaser, assuming acceptance of the Offer by holders in the United States, is calculated as follows: 188,460,000 Innogy Shares (including Innogy Shares represented by Innogy ADSs) multiplied by 275 pence per Innogy Share, the cash consideration being offered per Innogy Share, which yields (Pounds)518,265,000, converted at the exchange rate on March 26, 2002, of (Pounds)1=$1.427, which yields $739,564,155, multiplied by .000092, which yields $68,040.

(2) Sent by wire transfer to the SEC on March 28, 2002.

      |_| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid:  N.A.       Form or Registration No.:  N.A.

      Filing Party:  N.A.                 Date Filed:  N.A.

      |_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

      Check the appropriate boxes below to designate any transactions to which the statement relates:

      |X| third-party tender offer subject to Rule 14d-1.

      |_| issuer tender offer subject to Rule 13e-4.

      |_| going-private transaction subject to Rule 13e-3.

      |_| amendment to Schedule 13D under Rule 13d-2.

      Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|


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

      This Amendment No. 9 amends the Tender Offer Statement on Schedule TO initially filed on March 29, 2002, by GBV Funfte Gesellschaft fur Beteiligungsverwaltung mbH, a company organized under the laws of The Federal Republic of Germany (the "Offeror"), and a wholly owned subsidiary of RWE Aktiengesellschaft, a company organized under the laws of The Federal Republic of Germany ("RWE"), relating to the third-party tender offer by the Offeror to purchase all of the (i) ordinary shares of 10 pence each (the "Innogy Shares") of Innogy and (ii) American Depository Shares ("Innogy ADSs"), each representing 10 Innogy Shares and evidenced by American Depository Receipts ("Innogy ADRs").

      On June 5, 2002, the Offeror distributed documents related to the U.K. compulsory acquisition procedures. The documents are attached hereto as Exhibits
(a)(21) through (a)(23). Also attached, as Exhibit (a)(24), is the addendum to the Q&A to be used by the Information Agent with respect to the compulsory acquisition procedure.

ITEM 12.  EXHIBITS

      * (a)(1)          Offer Document dated March 28, 2002.

      * (a)(2)          Letter of Transmittal.

      * (a)(3)          Notice of Guaranteed Delivery.

      * (a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

      * (a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

      * (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

      * (a)(7)          Acceptance, Authority and Election.

      * (a)(8)          Investors' Guide to Completing the Form of Acceptance.

      * (a)(9) Press Release announcing the Recommended Cash Offer by GBV Funfte Gesellschaft fur
                        Beteiligungsverwaltung mbH for Innogy Holdings plc dated March 22, 2002.

      * (a)(10)         Summary Advertisement in The Wall Street Journal, dated
                        March 29, 2002.

      * (a)(11)         Form of Summary Advertisement in the Financial Times,
                        dated March 30, 2002.

      * (a)(12)         Press Release announcing the posting of the Offer
                        Document, dated April 2, 2002.

      * (a)(13)         Question and Answer Script used by the Information
                        Agent.

      * (a)(14)         Press release extending the Recommended Cash Offer by
                        GBV Funfte Gesellschaft fur Beteiligungsverwaltung mbH for Innogy Holdings plc and announcing the level of acceptances and announcing early termination of the HSR waiting period.

      * (a)(15)         Press release announcing a second extension
                        of the Recommended Cash Offer by GBV Funfte
                        Gesellschaft fur Beteiligungsverwaltung mbH for
                        Innogy Holdings plc and announcing the level of acceptances and announcing the reservation of the right to reduce the acceptance condition.


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

      * (a)(16)         Advertisement in The Wall Street Journal
                        dated May 13, 2002, announcing the reservation of the right to reduce the acceptance condition.

      * (a)(17)         Press release announcing clearance by the
                        European Commission of the Recommended Cash Offer by
                        GBV Funfte Gesellschaft fur Beteiligungsverwaltung mbH for Innogy Holdings plc.

      * (a)(18)         Press release announcing the Recommended Cash
                        Offer by GBV Funfte Gesellschaft fur
                        Beteiligungsverwaltung mbH for Innogy Holdings plc has been declared unconditional in all respects.

      * (a)(19)         Question and Answer Script used by the Information
                        Agent.

      * (a)(20)         Press release announcing the compulsory acquisition of
                        outstanding Innogy Shares.

        (a)(21) Companies Form No. 429(4), Notice to Non-Assenting Shareholders Pursuant to Section 429(4) of the
                        Companies Act 1985, dated June 5, 2002, with an attached Form of Acceptance.

        (a)(22) Letter from the Offeror to Holders of Innogy Shares Who Have Not Validly Accepted the Offer, dated June 5, 2002.

        (a)(23) Letter from the Offeror to Holders of Innogy Shares Resident in Australia, Canada or Japan Who Have Not Validly Accepted the Offer, dated June 5, 2002.

        (a)(24)         Question and Answer Script used by the Information
                        Agent.

      * (d)(1) Inducement Fee Letter Agreement, dated March 21, 2002, between RWE Aktiengesellschaft and Innogy Holdings plc.

      * (d)(2) Director Undertaking, dated March 21, 2002, from Richard Delbridge to RWE Aktiengesellschaft.

      * (d)(3) Director Undertaking, dated March 21, 2002, from Steve Fletcher to RWE Aktiengesellschaft.

      * (d)(4) Director Undertaking, dated March 21, 2002, from Ross Sayers to RWE Aktiengesellschaft.

      * (d)(5) Director Undertaking, dated March 21, 2002, from Andrew Duff to RWE Aktiengesellschaft.

      * (d)(6) Director Undertaking, dated March 21, 2002, from Mike Bowden to RWE Aktiengesellschaft.

      * (d)(7) Director Undertaking, dated March 21, 2002, from Brian Morrison Count to RWE Aktiengesellschaft.

      * (d)(8) Director Undertaking, dated March 21, 2002, from Yvonne Constance to RWE Aktiengesellschaft.

      * (d)(9) Director Undertaking, dated March 21, 2002, from Charles Brandon Gough to RWE Aktiengesellschaft.

      * (d)(10)         Director Undertaking, dated March 21, 2002, from Robin
                        Mountfield to RWE Aktiengesellschaft.

      * Previously filed.


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

                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 5, 2002


                                        GBV Funfte Gesellschaft fur
                                        Beteiligungsverwaltung mbH

                                        by  /s/ Klaus Sturany
                                           -------------------------------------
                                            Name: Dr. Klaus Sturany
                                            Title: Managing Director

                                        by /s/ Richard Klein
                                          --------------------------------------
                                            Name: Dr. Richard Klein
                                            Title: Managing Director

                                        RWE Aktiengesellschaft

                                        by  /s/ Georg Muller
                                           -------------------------------------
                                            Name: Dr. Georg Muller
                                            Title: General Counsel

                                        by  /s/ Georg Lambertz
                                           -------------------------------------
                                            Name: Georg Lambertz
                                            Title: Vice President Finance


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

                                INDEX TO EXHIBITS

EXHIBIT NUMBER    DOCUMENT
--------------    --------

* (a)(1)          Offer Document dated March 28, 2002.

* (a)(2)          Letter of Transmittal.

* (a)(3)          Notice of Guaranteed Delivery.

* (a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

* (a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

* (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

* (a)(7)          Acceptance, Authority and Election.

* (a)(8)          Investors' Guide to Completing the Form of Acceptance.

* (a)(9) Press Release announcing the Recommended Cash Offer by GBV Funfte Gesellschaft fur Beteiligungsverwaltung mbH for Innogy Holdings plc dated March 22, 2002.

* (a)(10)         Summary Advertisement in The Wall Street Journal, dated March
                  29, 2002.

* (a)(11)         Form of Summary Advertisement in the Financial Times, dated
                  March 30, 2002.

* (a)(12)         Press Release announcing the posting of the Offer Document, dated April 2, 2002.

* (a)(13)         Question and Answer Script used by the Information Agent.

* (a)(14)         Press release extending the Recommended Cash Offer by GBV
                  Funfte Gesellschaft fur Beteiligungsverwaltung mbH for Innogy
                  Holdings plc and announcing the level of acceptances and announcing early termination of the HSR waiting period.

* (a)(15)         Press release announcing a second extension of the Recommended
                  Cash Offer by GBV Funfte Gesellschaft fur
                  Beteiligungsverwaltung mbH for Innogy Holdings plc and announcing the level of acceptances and announcing the reservation of the right to reduce the acceptance condition.

* (a)(16)         Advertisement in The Wall Street Journal dated May 13, 2002, announcing the reservation of the right to reduce the acceptance condition.

* (a)(17)         Press release announcing clearance by the European Commission of the Recommended Cash Offer by GBV Funfte Gesellschaft fur
                  Beteiligungsverwaltung mbH for Innogy Holdings plc.

* (a)(18)         Press release announcing the Recommended Cash Offer by GBV
                  Funfte Gesellschaft fur Beteiligungsverwaltung mbH for Innogy
                  Holdings plc has been declared unconditional in all respects.

* (a)(19)         Question and Answer Script used by the Information Agent.

* (a)(20)         Press release announcing the compulsory acquisition of
                  outstanding Innogy Shares.


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

  (a)(21) Companies Form No. 429(4), Notice to Non-Assenting Shareholders Pursuant to Section 429(4) of the Companies Act 1985, dated June 5, 2002.

  (a)(22) Letter from the Offeror to Holders of Innogy Shares Who Have Not Validly Accepted the Offer, dated June 5, 2002, with an attached Form of Acceptance.

  (a)(23) Letter from the Offeror to Holders of Innogy Shares Resident in Australia, Canada or Japan Who Have Not Validly Accepted the Offer, dated June 5, 2002.

  (a)(24)         Question and Answer Script used by the Information Agent.

* (d)(1) Inducement Fee Letter Agreement, dated March 21, 2002, between RWE Aktiengesellschaft and Innogy Holdings plc.

* (d)(2) Director Undertaking, dated March 21, 2002, from Richard Delbridge to RWE Aktiengesellschaft.

* (d)(3) Director Undertaking, dated March 21, 2002, from Steve Fletcher to RWE Aktiengesellschaft.

* (d)(4) Director Undertaking, dated March 21, 2002, from Ross Sayers to RWE Aktiengesellschaft.

* (d)(5) Director Undertaking, dated March 21, 2002, from Andrew Duff to RWE Aktiengesellschaft.

* (d)(6) Director Undertaking, dated March 21, 2002, from Mike Bowden to RWE Aktiengesellschaft.

* (d)(7) Director Undertaking, dated March 21, 2002, from Brian Morrison Count to RWE Aktiengesellschaft.

* (d)(8) Director Undertaking, dated March 21, 2002, from Yvonne Constance to RWE Aktiengesellschaft.

* (d)(9) Director Undertaking, dated March 21, 2002, from Charles Brandon Gough to RWE Aktiengesellschaft.

* (d)(10)         Director Undertaking, dated March 21, 2002, from Robin
                  Mountfield to RWE Aktiengesellschaft.

* Previously filed.


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